AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

January 28, 2008

08000553

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

SUPPL

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
FEB 08 2008
THOMSON FINANCIAL

Deborah S. Stein
Vice President Finance and Chief Financial Officer

enclosures

Canada's Top 100 Employers 2007

SEC File # 82-34911

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES SUCCESSFUL OFFER FOR TAYLOR NGL LIMITED PARTNERSHIP

Calgary, Alberta (January 8, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that its offer to acquire the outstanding units of Taylor NGL Limited Partnership (Taylor) (TSX: TAY.UN) has been successful. The offer by AltaGas' indirect subsidiary, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1 or the Offeror), to acquire all of the outstanding limited partnership units of Taylor not already owned by AltaGas LP #1, its affiliates or associates, expired on January 8, 2008. At that time, an aggregate of 40,154,970 Taylor units (constituting approximately 97.3 percent of the outstanding units, excluding those held by AltaGas and its affiliates) were either validly deposited and taken up or are covered by notices of guaranteed delivery, exceeding the two-thirds required.

The Offeror will promptly exercise its right to acquire all the remaining Taylor units by way of compulsory acquisition under Taylor's limited partnership agreement. Notices of compulsory acquisition will be mailed to Taylor unitholders as soon as practicable.

AltaGas will provide further details related to the acquisition upon completion of the offer, expected on or about January 10, 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the TSX under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any

obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

AltaGas Income Trust:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas NEWS RELEASE

TAYLOR NGL LIMITED PARTNERSHIP

ALTAGAS INCOME TRUST CLOSES TAYLOR ACQUISITION

Calgary, Alberta (January 10, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Taylor NGL Limited Partnership (Taylor) (TSX: TAY.UN, TAY.DB) are pleased to announce the successful completion of the acquisition of Taylor by AltaGas.

"Adding Taylor positions AltaGas for further growth and greater unitholder value," said David Cornhill, Chairman, President and CEO of the Trust. "AltaGas now has a more diverse and balanced business that will generate further opportunities to integrate and expand our assets and operations across Canada. We are now one of the largest players in the Canadian extraction business and the most diversified in terms of assets and geography. I'd also like to extend a warm welcome to the Taylor employees."

As a result of the acquisition, AltaGas has increased its total assets by approximately 65 percent to $1.9 billion. The newly acquired assets are low-risk, long-life and complementary to AltaGas' existing gas and power infrastructure. The resulting asset mix provides more emphasis on the extraction business, while reducing the reliance on the field gathering and processing business. More specifically, the transaction doubles AltaGas' natural gas liquids production. On a combined basis, the extraction assets exited 2007 with approximately 45,700 Bbls/d of net NGL production, including Taylor's record of more than 23,500 Bbls/d.

The acquisition also increases AltaGas' focus on renewable energy growth. In British Columbia, the Trust has added a number of run-of-river hydro projects under development to complement the Bear Mountain Wind Park currently under construction.

The Taylor acquisition is accretive to cash flow immediately and will be accretive to earnings in 2009. Due to its increased size, which will increase liquidity and access to capital, AltaGas is positioned for continued growth.

The offer by AltaGas affiliate AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) to purchase Taylor limited partnership units (Taylor units) expired on January 8, 2008. At that time, 40,154,970 Taylor units (constituting approximately 97.3 percent of the outstanding Taylor units, excluding the 4,027,585 Taylor units held by AltaGas and its affiliates prior to the offer) had been tendered or were subject to notice of guaranteed delivery, significantly exceeding the two-thirds required. AltaGas has now taken up and paid for the tendered units. In addition, AltaGas LP #1 has exercised the compulsory acquisition rights under the Taylor limited partnership agreement to acquire the Taylor units of unitholders who did not accept the offer. Consequently, AltaGas and its affiliates AltaGas LP #1, AltaGas Holding Limited Partnership No. 2, AltaGas Operating Partnership and AltaGas Limited Partnership, with which AltaGas may be considered to be acting in concert, now beneficially own and control all of the outstanding Taylor units.

Former Taylor unitholders will receive AltaGas units or a combination of cash and AltaGas units as a result of the acquisition. Under the offer, Taylor unitholders could elect to receive $11.20 in cash or 0.42 Trust units in exchange for each Taylor unit, subject to maximum aggregate amounts of each. The maximum cash consideration was reached by elections of tendering Taylor unitholders. As a result, Taylor unitholders who tendered their Taylor units electing Trust units will receive the consideration they elected and Taylor unitholders who tendered their Taylor units electing cash will receive a mix of cash and Trust units. Based on the proration calculation described in the Offer to Purchase mailed to Taylor unitholders at the end of November 2007, these Taylor unitholders will receive $6.89 and 0.16145 Trust units per Taylor unit tendered.

Under the offer, eligible taxable, Canadian resident Taylor unitholders could elect to receive AltaGas LP #1 Class B limited partnership units (exchangeable units) as a portion of the consideration, subject to a maximum aggregate limit. The limit was not reached by elections of tendering Taylor unitholders, and an aggregate of 163,480 exchangeable units will be issued. These unitholders will be required to complete a Form T-2059 "Election on Disposition of Property by a Taxpayer to a Canadian Partnership" by May 31, 2008, as indicated in the Offer to Purchase. Further information on the exchangeable units will be available on the AltaGas website, at www.altagas.ca/html/unitholder_tax_information.htm.

The cash payment, Trust units or exchangeable units, as applicable, to which registered unitholders who tendered their Taylor units by January 8 are entitled is expected to be forwarded or available for pick-up, depending on the direction from the unitholder, on or about January 15, 2008.

Those unitholders who did not accept the offer may elect to obtain the consideration they would have received for their Taylor units under the offer or elect to apply to Court to be paid the fair value of their Taylor units. The elections are subject to strict time limitations which if not met result in the loss of the ability of the Taylor unitholder to elect. Such Taylor unitholders should, as soon as practicable, carefully review the notice forwarded by AltaGas LP #1 to unitholders and also available under Taylor's profile on the SEDAR website at www.sedar.com.

As a result of the acquisition, Ian Bruce, James Davie, Vick Dusik, Hugh Fergusson, Val Mirosh and Donald Nelson have resigned from the Board of Directors of Taylor.

The final Taylor distribution is payable on January 15, 2008 to holders of record of Taylor units on December 31, 2007, as announced in Taylor's December 18, 2007 news release.

Also as a result of the acquisition, Taylor units are expected to be delisted from the Toronto Stock Exchange (TSX). The Taylor convertible debentures will continue in accordance with their existing terms, but will now be convertible into units of AltaGas at a conversion price of $24.64.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 14, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on February 15, 2008 to holders of record on January 25, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.175 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES INVESTOR VISITS

Calgary, Alberta (January 18, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is beginning a series of investor visits. The visits follow the successful completion of the acquisition of Taylor NGL Limited Partnership on January 10, 2008. The presentation used for the investor visits will be available on the Trust's website at http://www.altagas.ca/html/ic_speeches.htm later this morning.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES EXECUTIVE APPOINTMENTS

Calgary, Alberta (January 21, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced the appointment of Richard M. Alexander as President and Chief Operating Officer and Deborah S. Stein as Vice President Finance and Chief Financial Officer.

Richard M. Alexander has been appointed President and Chief Operating Officer effective January 21, 2008. Mr. Alexander joined the Trust as Senior Vice President Finance and Chief Financial Officer on May 1, 2006. He was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer on January 16, 2007. Mr. Alexander has his Chartered Financial Analyst designation, is a CMA (Society of Management Accountants), a member of the Society of Financial Analysts and has a Bachelor of Business Management from Ryerson University of Toronto.

Deborah S. Stein has been appointed Vice President Finance and Chief Financial Officer effective January 21, 2008. Ms. Stein joined the Trust as Vice President Corporate Risk in January 2005, was appointed Vice President Controller on October 1, 2005 and was promoted to Vice President Finance on January 16, 2007. Ms. Stein has a BA in Economics from York University, is a Chartered Accountant, a Certified Financial Risk Manager and a Certified Public Accountant.

David R. Wright has been appointed Executive Vice President Strategy and Corporate Development effective January 21, 2008. Mr. Wright joined the Trust as Executive Vice President effective January 16, 2007. Mr. Wright holds a law degree from the University of Calgary, Masters and Bachelors of Science degrees from the University of Manitoba and attended the Advanced Management Program at Harvard Business School.

Massimiliano (Max) Fantuz has been appointed Executive Vice President effective January 21, 2008. Mr. Fantuz was appointed Vice President and President PremStar in January 2007. He joined AltaGas as President PremStar Energy Canada Limited Partnership in October 2004. Mr. Fantuz holds a Bachelor of Applied Science in Civil Engineering from the University of Windsor and is a member of the Professional Engineers of Ontario.

David Cornhill, Chairman, President and CEO of the Trust said, "I will remain as Chief Executive Officer of AltaGas and will continue to serve as Chairman of the AltaGas General Partner Inc. Board of Directors. Mr. Alexander, Mr. Wright and Mr. Fantuz will report to me and we will comprise the Executive Committee at AltaGas."

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

AltaGas Income Trust ("**AltaGas**")
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

2. Date of Material Change:

January 10, 2008

3. News Release:

Press releases disclosing the nature and substance of the material change were issued by AltaGas Income Trust ("**AltaGas**") on January 8 and January 10, 2008.

4. Summary of Material Change:

On January, 10 2008, AltaGas announced that its indirect subsidiary, AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP**"), had acquired all of the outstanding limited partnership units ("**Taylor Units**") of Taylor not already owned by AltaGas and its affiliates pursuant to an offer to purchase (the "**Offer**") by AltaGas LP dated November 29, 2007 and a compulsory acquisition. AltaGas' affiliates now own 100% of the Taylor Units.

In addition, AltaGas General Partner Inc., a direct, wholly-owned subsidiary of AltaGas, has acquired the shares of Taylor Gas Liquids Ltd., the general partner of Taylor.

5. Full Description of Material Change:

On January 8, 2008, AltaGas announced that AltaGas LP had taken up 40,154,970 Taylor Units (constituting approximately 97.3 percent of the outstanding Taylor Units, excluding those held by AltaGas and its affiliates) that had either been validly deposited and taken up or were covered by notices of guaranteed delivery.

On January 9, 2008, AltaGas provided an offeror's notice (the "**Offeror's Notice**") to registered non-tendering holders of Taylor Units in order to acquire the balance of the Taylor Units by compulsory acquisition.

On January, 10 2008, AltaGas announced that AltaGas LP had acquired all of the outstanding Taylor Units not already owned by AltaGas and its affiliates

pursuant to the Offer and a compulsory acquisition. Consequently, AltaGas and its affiliates AltaGas LP, AltaGas Holding Limited Partnership No. 2, AltaGas Operating Partnership and AltaGas Limited Partnership, with which AltaGas may be considered to be acting in concert, now beneficially own and control all of the outstanding Taylor Units.

In addition, AltaGas General Partner Inc., a direct, wholly-owned subsidiary of AltaGas, has acquired the shares of Taylor Gas Liquids Ltd., the general partner of Taylor.

The consideration to which a holder of Units (a "**Unitholder**") who tendered its Units by January 8, 2008 is entitled is expected to be forwarded or available for pick-up, depending on the direction from the Unitholder, on or about January 15, 2008.

Those Unitholders who received exchangeable units of AltaGas LP pursuant to the Offer will be required to complete a Form T-2059 "Election on Disposition of Property by a Taxpayer to a Canadian Partnership" by May 31, 2008.

Those Unitholders who did not accept the Offer may elect to obtain the consideration they would have received for their Units under the Offer or elect to apply to court to be paid the fair value of their Units. The elections are subject to strict time limitations which if not met result in the loss of the ability of the Unitholder to elect.

As a result of the acquisition, Ian Bruce, James Davie, Vick Dusik, Hugh Fergusson, Val Mirosh and Donald Nelson have resigned from the board of directors of Taylor.

The Taylor Units were delisted from the Toronto Stock Exchange on January 15, 2008. The Taylor convertible debentures will continue in accordance with their existing terms, but will now be convertible into units of AltaGas at a conversion price of $24.64.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Stephanie Labowka-Poulin
AltaGas Income Trust
Telephone: (403) 691-7136

9. Date of Report:

January 16, 2008.

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	55,964,967	As at :	12/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	500
DRIP Plan #1 - Trust Units	91,564
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	400
Issued & Outstanding Closing Balance :	56,057,438

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,020,900**	As at :	12/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2007	N			1,500	
Filer's comment Sept 6, 2006 options cancelled due to employee departure					
12/07/2007	N		500		
Filer's comment Dec. 8, 1999 option exercise at exercise price of $7.00					
12/10/2007	N	296,000			
Filer's comment Options granted to various employees and insiders at an exercise price of $25.00 expiring December 10, 2017					
12/22/2007	N			3,500	
Filer's comment Sept 6, 2006 options cancelled due to employee departures					
12/22/2007	N			1,000	
Filer's comment March 23, 2007 options cancelled due to employee departure					
Totals		296,000	500	6,000	0

Stock Options Outstanding Closing Balance:	**1,310,400**	As at :	12/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve	**2,280,539**	As at :	12/01/2007

Effective Date	Securities Listed	Securities Issued
12/17/2007		91,564

SEC File # 82-34911

Totals	0	91,564		
Closing Reserve:		**2,188,975**	As at :	12/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,308**	As at :	12/01/2007

Effective Date	**Securities Listed**	**Securities Issued**
12/17/2007		7
Totals	0	7

Closing Reserve:		**704,301**	As at :	12/31/2007

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
12/17/2007	Conversion (General)	400

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units.

Totals		400

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	01/10/2008
Last Updated:	01/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	55,786,541	As at :	10/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	86,199
DRIP Plan #2 - Exchangeable LP Units	6
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	55,872,746

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	1,032,275	As at :	10/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/05/2007	N			1,500	
Filer's comment					
Sept 6, 2006 options cancelled due to employee departure					
10/30/2007	N			1,125	
Filer's comment					
Sept 6, 2006 options cancelled due to employee departure					
Totals		0	0	2,625	0

Stock Options Outstanding Closing Balance:	1,029,650	As at :	10/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve	2,458,952	As at :	10/01/2007

Effective Date	Securities Listed	Securities Issued
10/15/2007		86,199
Totals	0	86,199

Closing Reserve:	2,372,753	As at :	10/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	704,321	As at :	10/01/2007

Effective Date	Securities Listed	Securities Issued
10/15/2007		6

Totals	0	6

Closing Reserve:	704,315	As at :	10/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Dennis Dawson
Phone:	403 691 7534
Email:	dennis.dawson@altagas.ca
Submission Date:	11/08/2007
Last Updated:	11/08/2007

Form 1 Submission - Change In Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	55,872,746	As at :	11/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	92,214
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	55,964,967

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,029,650**	As at :	11/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/05/2007	N			500	
Filer's comment Sept 6, 2006 options cancelled due to employee departure					
11/30/2007	N			6,000	
Filer's comment Sept 6, 2006 options cancelled due to employee departure					
11/30/2007	N			2,250	
Filer's comment Dec 19, 2005 options cancelled due to employee departure					
Totals		0	0	8,750	0

Stock Options Outstanding Closing Balance:	**1,020,900**	As at :	11/30/2007

DRIP Plan #1 - Trust Units

Opening Reserve	**2,372,753**	As at :	11/01/2007

Effective Date	Securities Listed	Securities Issued
11/15/2007		92,214
Totals	0	92,214

Closing Reserve:	**2,280,539**	As at :	11/30/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,315**	As at :	11/01/2007

Effective Date	Securities Listed	Securities Issued
11/15/2007		7
Totals	0	7

Closing Reserve: 704,308 As at : 11/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Dennis Dawson
Phone:	403 691 7534
Email:	dennis.dawson@altagas.ca
Submission Date:	12/09/2007
Last Updated:	12/09/2007

END